SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              SPECTRA-PHYSICS, INC.
                       (Name of Subject Company) (Issuer)

                           THERMO ELECTRON CORPORATION
                        (Name of Filing Person) (Offeror)

                     Common Stock, $0.01 Par Value per Share
                         (Title of Class of Securities)

                                   847568 10 2
                      (CUSIP Number of Class of Securities)

                                Seth H. Hoogasian, Esq.
                                 General Counsel
                           Thermo Electron Corporation
                                 81 Wyman Street
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000

            (Name, Address and Telephone Number of Person Authorized
             to Receive Notices and Communications on Behalf of Filing Person)

                                    with a copy to:

                                 Neil H. Aronson, Esq.
                  Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                              One Financial Center
                           Boston, Massachusetts 02111
                                 (617) 542-6000




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                            CALCULATION OF FILING FEE

Transaction Valuation: Filing relates solely to preliminary communications made before the commencement of a tender offer.

Amount of Filing Fee: None.
---------------------------------------

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:              Not applicable
        Form or Registration No.:            Not applicable
        Filing Party:                        Not applicable
        Date Filed:                          Not applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

        [X] third-party tender offer subject to Rule 14d-1.

        [ ] issuer tender offer subject to Rule 13e-4.

        [X] going-private transaction subject to Rule 13e-3.

        [X] amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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